UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Kirstin P. Salzman

Husch Blackwell LLP

4801 Main Street

Suite 1000

Kansas City, Missouri 64112

(816) 983-8316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Name of Reporting Person: AMC Entertainment Holdings, Inc. I.R.S. Identification No. of Above Person (Entities Only): 26-0303916

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 24,062,988 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 24,062,988 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,062,988 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 28.1%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes shares of the Issuer’s Common Stock issuable to American Multi-Cinema, Inc. (“AMC”) and AMC Starplex, LLC (“AMCS”) if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 61,496,385 shares outstanding as of November 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: AMC Entertainment Inc. I.R.S. Identification No. of Above Person (Entities Only): 43-1304369

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 24,062,988 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 24,062,988 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,062,988 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 28.1%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes shares of the Issuer’s Common Stock issuable to American Multi-Cinema, Inc. (“AMC”) and AMC Starplex, LLC (“AMCS”) if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 61,496,385 shares outstanding as of November 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: American Multi-Cinema, Inc. I.R.S. Identification No. of Above Person (Entities Only): 43-0908577

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 24,062,988 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 24,062,988 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,062,988

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 28.1%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes shares of the Issuer’s Common Stock issuable to American Multi-Cinema, Inc. (“AMC”) and AMC Starplex, LLC (“AMCS”) if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 61,496,385 shares outstanding as of November 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: AMC Starplex, LLC I.R.S. Identification No. of Above Person (Entities Only): 81-0775102

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,399,324 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,399,324 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,399,324 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 6.7%*

14	Type of Reporting Person (See Instructions): OO

(1) Includes shares of the Issuer’s Common Stock issuable to AMC Starplex, LLC (“AMCS”) if AMCS chooses to redeem all Units of National CineMedia, LLC (“NCM LLC”) it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS in lieu of a cash payment.

* Based on (i) 61,496,385 shares outstanding as of November 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

Item 1.         Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) amends the Statement on Schedule 13D first filed on July 8, 2010, and as amended (the “Schedule 13D”), and is filed jointly by AMC Entertainment Holdings, Inc. (“Holdings”), AMC Entertainment Inc. (“AMCE”), American Multi-Cinema, Inc. (“AMC”), and AMC Starplex, LLC (“AMCS” and together with Holdings, AMCE, and AMC, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National CineMedia, Inc. (the “Issuer”) whose principal executive offices are at 9110 East Nichols Avenue, Suite 200, Centennial, Colorado 80112-3405.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.         Identity and Background.

On November 20, 2015, AMCS was formed as a Delaware limited liability company.  AMC owns 99% of the membership interests in AMCS with the remaining 1% held by Loews Theatre Citiwalk Corporation, a wholly owned subsidiary of AMC.  AMC has been designated the manager of AMCS and has full management control over AMCS.  The principal place of business for AMCS is One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.  The sole business purpose of AMCS is to hold the Units of National CineMedia, LLC.

Set forth on Schedule A to Amendment No. 6 and incorporated by reference herein are the names, business addresses, principal occupations or employments, and citizenship of each executive officer and director of the Reporting Persons.

During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Wanda Affiliates or persons listed on Schedule A to Amendment No. 6 has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding an violation with respect to such laws.

Neither the filing of this Amendment No. 6 nor any of its contents shall be deemed to constitute an admission that any person, other than the Reporting Persons is the beneficial owner of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 3.         Source and Amount of Funds or Other Consideration.

On December 16, 2015, pursuant to the CUA Agreement, the National CineMedia, LLC (“NCM LLC”) notified AMC that it will receive 4,399,324 newly issued Units of NCM LLC in accordance with the Extraordinary Adjustment resulting from AMC’s acquisition of the Starplex Cinemas theatre circuit.  Pursuant to the CUA Agreement, AMC designated AMCS as the recipient of the newly issued Units. In accordance with the terms of the CUA Agreement, no payment was made by or on behalf of AMC or AMCS in exchange for such Units.

Item 4.         Purpose of Transaction.

AMCS acquired the Units referred to in Item 3 of this Amendment No. 6 in accordance with an Extraordinary Adjustment resulting from AMC’s acquisition of the Starplex Cinemas theatre circuit for investment purposes pursuant to the terms of the CUA Agreement.

Item 5.         Interest in Securities of the Issuer.

(a)                                 On December 16, 2015, pursuant to the CUA Agreement, NCM LLC notified AMC that it will receive 4,399,324 newly issued Units of NCM LLC in accordance with the Extraordinary Adjustment resulting from AMC’s acquisition of the Starplex Cinemas theatre circuit.  Pursuant to the CUA Agreement, AMC designated AMCS as the recipient of the newly issued Units. The Units will be settled on December 31, 2015, but NCM LLC’s obligation to issue such Units became irrevocable on December 16, 2015.

Each unit of NCM LLC is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock.  Accordingly, if AMC chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC, then AMC would receive 19,663,664 shares of the Issuer’s Common Stock upon the exchange. Also accordingly, if AMCS chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS, then AMCS would receive 4,399,324 shares of the Issuer’s Common Stock upon the exchange.

Therefore, as of December 22, 2015, AMC directly and through its ownership and control of AMCS (and by reason of their ownership of AMC, AMCE and Holdings) may be deemed the beneficial owner of 24,062,988 shares of Common Stock, representing 28.1% of the shares of common stock outstanding (such percentage of shares outstanding being calculated based on (i) 61,496,385 shares outstanding as of November 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

As of December 22, AMCS may be deemed the beneficial owner of 4,399,324 shares of Common Stock, representing 6.7% of the shares of common stock outstanding (such percentage of shares outstanding being calculated based on (i) 61,496,385 shares outstanding as of November 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, plus (ii) the shares issuable to AMCS if AMCS chooses to redeem all Units it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS.

To the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 6 directly owns any shares of Common Stock.  As of December 22, 2015, Wanda America holds approximately 77.85% of Holdings’ total outstanding common stock and 91.34% of the combined total voting power of Holdings’ outstanding common stock.  Each of the Wanda Affiliates disclaims beneficial ownership of the Issuer’s Common Stock.

(b)                                 Each of the Reporting Persons other than AMCS has the shared power to vote and dispose of all 24,062,988 shares of Common Stock.  AMCS has the shared power to vote and dispose of only the 4,399,324 shares of Common Stock which it holds.  No Reporting Person has the sole power to vote or dispose of any of the Common Stock.

(c)                                Except as described Item 5(a) of this Amendment No. 6, none of Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to this Amendment No. 6 has effected any transactions in the Common Stock in the past sixty days.

Item 7.         Materials to be Filed as Exhibits.

Exhibit 1 — Joint Filing Agreement

Schedule A

Directors and Executive Officers

AMC Entertainment Holdings, Inc.

The name, principal occupation and citizenship of each director and executive officer of Holdings, AMCE, AMC, and AMCS are set forth below, as of December 21, 2015. The address for each of directors and executive officer is c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

Name	Position(s) with Reporting Person(s) and Present Principal Occupation	Citizenship

Lin Zhang	Chairman of the Board and Director (Holdings and AMCE), President of Beijing Wanda Culture Industry Group	China

Jack Gao	Director (Holdings and AMCE), Group Vice President & CEO, International Investments and Business Development,of Beijing Wanda Culture Industry Group	United States

Anthony J. Saich	Director (Holdings and AMCE), Director of the Ash Center for Democratic Governance and Innovation and Daewoo Professor of International Affairs at Harvard University	United States

Ning Ye	Director (Holdings and AMCE), Vice President of Beijing Wanda Culture Industry Group	China

Lloyd Hill	Director (Holdings and AMCE)	United States

Jian Wang	Director (Holdings and AMCE), Assistant to the President and General Manager of the Capital Operations Center of Wanda	China

Howard Koch	Director (Holdings and AMCE)	United States

Kathleen Pawlus	Director (Holdings and AMCE)	United States

Craig R. Ramsey	Interim Chief Executive Officer and President, Executive Vice President and Chief Financial Officer (Holdings, AMCE, AMC and AMCS); Director (AMC)	United States

Elizabeth Frank	Executive Vice President, Chief Content & Programming Officer (Holdings, AMCE, AMC, and AMCS)	United States

John D. McDonald	Executive Vice President, U.S. Operations (Holdings, AMCE, AMC, and AMCS); Director (AMC)	United States

Mark A. McDonald	Executive Vice President, Development (Holdings, AMCE, AMC, and AMCS)	United States

Stephen A. Colanero	Executive Vice President and Chief Marketing Officer (Holdings, AMCE, AMC, and AMCS)	United States

Kevin M. Connor	Senior Vice President, General Counsel and Secretary (Holdings, AMCE, AMC, and AMCS); Director (AMC)	United States

Chris A. Cox	Senior Vice President and Chief Accounting Officer (Holdings, AMCE, AMC, and AMCS)	United States

Carla Sanders	Senior Vice President, Human Resources (Holdings, AMCE, AMC and AMCS)	United States

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2015

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Craig R. Ramsey
Name:	Craig R. Ramsey
Title:	Interim Chief Executive Officer and President

AMC ENTERTAINMENT INC.

By:	/s/ Craig R. Ramsey
Name:	Craig R. Ramsey
Title:	Interim Chief Executive Officer and President

AMERICAN MULTI-CINEMA, INC.

By:	/s/ Craig R. Ramsey
Name:	Craig R. Ramsey
Title:	Interim Chief Executive Officer and President

AMC STARPLEX, LLC

By:	/s/ Craig R. Ramsey
Name:	Craig R. Ramsey
Title:	Interim Chief Executive Officer and President